FPA ENERGY ACQUISITION CORP.

12460 Crabapple Road -No.202.623

Alpharetta Georgia 30004

VIA EDGAR SUBMISSION TYPE RW

August 13, 2024

Ms. Mary Beth Breslin

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FPA Energy Acquisition Corp.
Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-271914)

Dear Ms. Breslin:

On behalf of FPA Energy Acquisition Corp., a Delaware corporation and a special purpose acquisition company (the “Company”), the undersigned hereby requests that the Registration Statement on Form S-1 (File No. 333-271914) initially filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2023, including all the exhibits thereto (the “Original Filing”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 23, 2023 (“Amendment No. 1,” and together with the Original Filing, the “Registration Statement”), be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”). We have filed this withdrawal request at the request of the staff in a letter dated July 15, 2024 due to the Company’s inability to file a further amendment to the Registration Statement since the filing of Amendment No. 1. The Company intends to file a new registration statement for the offering as soon as BDO USA, LLP (“BDO”), our registered independent public accountants, complete the audit of the Company’s financial statements for the year ended December 31, 2023 and review of the Company’s interim financial statements for the six months ended June 30, 2024. Nonetheless, the Company believes that the withdrawal of the Registration Statement, which has not been declared effective by the Commission, is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was filed to register units of the Company’s securities in the Company’s initial public offering. Each unit consisted, of one share of common stock, par value $0.0001 per share, of the Company (“Common Stock”), one-half redeemable warrant to purchase shares of Common Stock and one right which will convert into one-tenth of a share of Common Stock at the time of the Company’s initial business combination.

No securities have been issued or sold pursuant to the Registration Statement. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof and that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements, including the registration statement the Company intends to file for the offering upon completion by BDO of the audit of the Company’s financial statements for the year ended December 31, 2023 and review of the Company’s interim financial statements for the six months ended June 30, 2024.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact Mark Orenstein at Ellenoff Grossman & Schole LLP at (516) 491-6471 or by email at morenstein@egsllp.com.

Very truly yours,

By:	/s/ Christopher Yurko
Christopher Yurko
Chief Executive Officer

cc:	Catherine De Lorenzo

Mark Orenstein
Ellenoff Grossman & Schole LLP